May 2, 2014

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Multi-Strategy Growth & Income Fund, Post-Effective Amendment No. 1 to Registration Statement on Form N-2,

File Nos. 333-189008 and 811-22572

Ladies and Gentlemen:

On behalf of Multi-Strategy Growth & Income Fund (the "Fund"), we hereby electronically file, Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2.  The Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to register additional classes of shares and update certain disclosures in the Prospectus and Statement of Additional Information and provide updated audited financial statements.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP